EURASIAN MINERALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

September 30, 2014

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

ASSETS	September 30, 2014	December 31, 2013

Current
Cash and cash equivalents	$7,142,142	$12,683,069
Investments (Note 3)	965,430	1,229,085
Receivables (Note 4)	1,374,265	1,576,535
Prepaid expenses	110,223	113,256
Total current assets	9,592,060	15,601,945

Non-current
Restricted cash (Note 5)	199,294	528,945
Property and equipment (Note 6)	800,878	1,185,414
Investment in associated companies (Note 7)	4,335,707	3,960,650
Strategic investments (Note 3)	546,190	200,000
Exploration and evaluation assets (Note 8)	3,031,368	3,031,368
Royalty interest (Note 9)	35,532,405	35,063,725
Reclamation bonds (Note 10)	813,045	770,894
Goodwill (Note 11)	10,041,647	9,625,795
Other assets	104,484	104,484
Total non-current assets	55,405,018	54,471,275

TOTAL ASSETS	$64,997,078	$70,073,220

LIABILITIES

Current
Accounts payable and accrued liabilities	$434,690	$649,843
Advances from joint venture partners (Note 12)	302,486	734,103
Total current liabilities	737,176	1,383,946

Non-current
Deferred income tax liability	10,383,897	10,710,552

TOTAL LIABILITIES	11,121,073	12,094,498

SHAREHOLDERS' EQUITY
Capital stock (Note 13)	116,447,225	116,151,675
Commitment to issue shares	572,901	544,877
Reserves	13,145,534	11,264,150
Deficit	(76,289,655)	(69,981,980)
TOTAL SHAREHOLDERS' EQUITY	53,876,005	57,978,722

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$64,997,078	$70,073,220

Nature of operations (Note 1)

Approved on behalf of the Board of Directors on November 12, 2014

Signed:	“David M Cole”	Director	Signed:	“George Lim”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

ROYALTY INCOME	$558,091	$601,860	$1,780,472	$2,117,390
Cost of sales
Gold tax	(27,905)	(30,084)	(89,024)	(104,715)
Depletion	(309,471)	(404,547)	(1,016,943)	(1,261,131)
Net royalty income	220,715	167,229	674,505	751,544

EXPLORATION EXPENDITURES (Note 8)	1,723,584	2,298,244	5,750,073	8,107,419
Less: recoveries	(609,039)	(1,446,828)	(2,692,422)	(5,230,800)
Net exploration expenditures	1,114,545	851,416	3,057,651	2,876,619

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	226,734	269,296	691,336	775,196
Depreciation (Note 6)	34,488	33,097	103,945	97,938
Investor relations and shareholder information	80,526	52,772	209,834	227,517
Professional fees	142,968	141,115	245,598	410,117
Salaries and consultants	553,572	473,655	1,644,197	1,788,591
Share-based payments (Note 13)	80,984	150,993	959,671	472,956
Transfer agent and filing fees	8,000	8,405	112,939	114,639
Travel	68,241	75,485	237,734	162,864
Total general and administrative expenses	1,195,513	1,204,818	4,205,254	4,049,818

Loss from operations	(2,089,343)	(1,889,005)	(6,588,400)	(6,174,893)

Change in fair value of fair value throught profit or
loss investments	(73,287)	(344,700)	(27,355)	(922,748)
Equity loss in associated companies (Note 7)	(188,523)	(618,545)	(687,979)	(1,311,261)
Foreign exchange gain (loss)	374,908	(101,288)	250,996	1,906
Gain (loss) on investments	-	(44,008)	(19,049)	57,070
Interest income	17,343	33,206	70,371	188,529
Impairment charge	-	(4,765,511)	-	(4,765,511)
Lease income	-	20,468	-	20,468
Write-off of exploration and evaluation assets	-	(1,069,152)	-	(1,069,152)
Loss on derecognition and sale of property and equipment	15,400	194,342	(115,518)	194,342

Loss before income taxes	(1,943,502)	(8,584,193)	(7,116,934)	(13,781,250)
Income tax expense	-	(94,026)	-	(474,417)
Deferred income tax recovery (expense)	598,039	2,042,658	809,259	2,413,383

Loss for the period	$(1,345,463)	$(6,635,561)	$(6,307,675)	$(11,842,284)

Basic and diluted loss per share	$(0.02)	$(0.09)	$(0.09)	$(0.16)

Weighted average number of common shares outstanding	73,104,343	72,520,344	73,092,092	72,371,420

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Loss for the period	$(1,345,463)	$(6,635,561)	$(6,307,675)	$(11,842,284)
Other comprehensive gain (loss)
Change in fair value of available-for-sale investments	(158,572)	(200,000)	(153,810)	(200,000)
Currency translation adjustment	1,302,746	(867,798)	1,199,870	1,065,299
Comprehensive loss for the period	$(201,289)	$(7,703,359)	$(5,261,615)	$(10,976,985)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Nine month period ended	Nine month period ended
	September 30, 2014	September 30, 2013
Cash flows from operating activities
Loss for the period	$(6,307,675)	$(11,842,284)
Items not affecting operating activities:
Interest income received	(70,371)	(188,529)
Unrealized foreign exchange effect on cash and cash equivalents	54,415	(88,049)
Items not affecting cash:
Change in fair value of fair value through profit or loss investments	27,355	922,748
Commitment to issue bonus shares	323,574	567,125
Bonus shares issued as performance bonuses	-	17,500
Share based payments	835,324	-
Deferred income tax recovery	(809,259)	(2,413,383)
Income tax expense	-	474,417
Depreciation	222,964	219,870
Depletion of royalty interest	1,016,943	1,261,131
Impairment charge to royalty interest	-	4,765,511
Gain (loss) on sale of investments	19,049	(57,070)
Loss on derecognition and sale of property and equipment	115,518	11,598
Equity loss in associated companies	687,979	1,311,261
Write-off of exploration and evaluation assets	-	1,069,152
Unrealized foreign exchange (gain) loss	(253,340)	1,083
Shares received from joint venture partners included in exploration recoveries	(25,000)	(252,300)
Changes in non-cash working capital items:
Receivables	202,270	(39,640)
Prepaid expenses	3,033	(74,401)
Accounts payable and accrued liabilities	(215,153)	(1,100,832)
Advances from joint venture partners	(107,287)	256,572
Total cash used in operating activities	(4,279,661)	(5,178,520)

Cash flows from investing activities
Acquisition of exploration and evaluation assets, and option payments received	-	101,185
Interest received on cash and cash equivalents	70,371	188,529
Proceeds from sale of other assets	-	12,458
Purchase and sale of held-for-trading investments, net	261,301	(557,976)
Purchase of available-for-sale financial instruments	(500,000)	-
Purchase of investments in associated companies	(1,063,036)	(2,774,570)
Purchase of royalty interest	-	(200,000)
Restricted cash	5,321	(392,674)
Purchase and sale of property and equipment, net	61,343	24,126
Reclamation bonds	(42,151)	(225,080)
Total cash provided used in investing activities	(1,206,851)	(3,824,002)
Cash flows from financing activities
Proceeds from options exercised	-	351,600
Total cash provided by financing activities	-	351,600

Effect of exchange rate changes on cash and cash equivalents	(54,415)	88,049
Change in cash and cash equivalents	(5,540,927)	(8,562,873)
Cash and cash equivalents, beginning	12,683,069	21,699,983
Cash and cash equivalents, ending	$7,142,142	$13,137,110

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited - Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2013	72,980,209	$116,151,675	$544,877	8,569,269$	$2,694,881	$(69,981,980)	$57,978,722
Shares issued as bonus shares	211,000	295,550	(295,550)	-	-	-	-
Commitment to issue shares	-	-	323,574	-	-	-	323,574
Share based payments	-	-	-	835,324	-	-	835,324
Foreign currency translation adjustment	-	-	-	-	1,199,870	-	1,199,870
Change in fair value of financial instruments	-	-	-	-	(153,810)	-	(153,810)
Loss for the period	-	-	-	-	-	(6,307,675)	(6,307,675)
Balance as at September 30, 2014	73,191,209	$116,447,225	$572,901	9,404,593$	$3,740,941	$(76,289,655)	$53,876,005

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2012	72,051,872	$114,414,001	$1,097,192	$8,456,369	$400,475	($55,999,368)	$68,368,669
Shares issued as bonus shares	251,168	515,283	(515,283)	-	-	-	-
Shares issued on exercise of stock options	345,000	351,600	-	-	-	-	351,600
Commitment to issue shares	-	-	567,118	-	-	-	567,118
Share based payments	10,000	17,500	-	-	-	-	17,500
Reclassification of fair value of options exercised	-	162,085	-	(162,085)	-	-	-
Foreign currency translation adjustment	-	-	-	-	1,065,299	-	1,065,299
Loss for the period	-	-	-	-	-	(11,842,284)	(11,842,284)
Balance as at September 30, 2013	72,658,040	$115,460,469	$1,149,027	8,294,284$	$1,465,774	$(67,841,652)	$58,527,902

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries are engaged in the acquisition, exploration and evaluation of mineral assets in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region, and the investment in a royalty income stream in Nevada, U.S.A. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assume that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management believes it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these condensed consolidated interim financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these condensed consolidated interim financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on its exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of its exploration and evaluation assets.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2013.

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2013.

The Company has adopted the following new and revised standards, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions:

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (continued)

IAS 32 Financial instruments: presentation was amended to clarify the requirement for offsetting of financial assets and financial liabilities. The adoption of this amendment did not result in any impact to the Company’s financial statements.

IAS 36 Impairment of assets was amended to remove the requirement of disclosing recoverable amounts when a cash generating unit (“CGU”) contains goodwill or indefinite lived intangible assets but there has been no impairment. This amendment also requires additional disclosure of recoverable amounts of an asset of CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed. The adoption of this amendment did not result in any impact to the Company’s financial statements.

IFRIC 21 Levies (“IFRIC 21”), an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The adoption of IFRIC 21 did not result in an adjustment to the Company’s condensed consolidated interim financial statements

Accounting pronouncements not yet effective

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised tentative effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Significant Judgments and Estimates

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2014 are consistent with those applied in the Company’s December 31, 2013 audited consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

3. INVESTMENTS

At September 30, 2014, the Company had the following investments:

		Accumulated
September 30, 2014	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,944,424	$(978,994)	$965,430
Available-for-sale
Marketable securities	980,000	(433,810)	546,190
Total investments	$2,924,424	$(1,412,804)	$1,511,620

At December 31, 2013, the Company had the following investments:

		Accumulated
December 31, 2013	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,180,725	$(951,640)	$1,229,085
Available-for-sale
Marketable securities	480,000	(280,000)	200,000
Total investments	$2,660,725	$(1,231,640)	$1,429,085

4. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	September 30, 2014	December 31, 2013
Royalty income receivable	$74,763	$186,298
Refundable taxes	988,060	999,869
Recoverable exploration expenditures and advances	120,121	248,597
Other	191,321	141,771
Total	$1,374,265	$1,576,535

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	September 30, 2014	December 31, 2013
Canadian Dollars	$75,265	$81,384
US Dollars	1,147,430	1,329,075
Turkish Lira	133,450	140,412
Swedish Krona	15,078	22,418
Other	3,042	3,246
Total	$1,374,265	$1,576,535

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

5. RESTRICTED CASH

At September 30, 2014, the Company classified $199,294 (December 31, 2013 - $528,945) as restricted cash. This amount is comprised of $148,334 (December 31, 2013 - $148,334) held as collateral for its corporate credit cards, $50,960 (December 31, 2013 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $Nil (December 31, 2013 - $329,651) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA and Haiti.

6. PROPERTY AND EQUIPMENT

During the nine month period ended September 30, 2014, depreciation of $119,019 (2013 - $121,932) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2013	$91,713	$177,352	$6,023	$308,888	$572,443	$552,277	$1,708,696
Additions	-	-	-	-	-	-	-
Disposals and derecognition	-	-	-	(183,156)	-	(137,761)	(320,917)
As at September 30, 2014	91,713	177,352	6,023	125,732	572,443	414,516	1,387,779

Accumulated depreciation
As at December 31, 2013	$72,987	$106,016	$-	$141,616	$202,663	$-	$523,282
Additions	18,726	22,881	6,023	88,884	86,450	-	222,964
Disposals and derecognition	-	-	-	(159,345)	-	-	(159,345)
As at September 30, 2014	$91,713	$128,897	$6,023	$71,155	$289,113	$-	$586,901
Net book value
As at December 31, 2013	$18,726	$71,336	$6,023	$167,272	$369,780	$552,277	$1,185,414
As at September 30, 2014	$-	$48,455	$-	$54,577	$283,330	$414,516	$800,878

7. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 49% equity investment in a private Turkish company with Chesser Resources Ltd, an Australian Stock Exchange listed Exploration Company. At September 30, 2014, the Company’s investment in the joint venture was $Nil (December 31, 2013 - $Nil). The Company’s share of the net loss of the joint venture for the nine month period ended September 30, 2014 and 2013 was $Nil.

The Company also has a 42.34% equity investment in IG Copper, LLC (“IGC”). At September 30, 2014, the Company has paid $7,892,345 towards its investment (December 31, 2013 - $6,829,309). At September 30, 2014, the Company’s investment less its share of accumulated equity losses was $4,335,707 (December 31, 2013 - $3,960,650). The Company’s share of the net loss for the nine months ended September 30, 2014 was $687,979 (2013 - $1,311,261).

The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

7. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

As at September 30, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

September 30, 2014	Turkish Co	IGC
Aggregate assets	$116,808	$4,999,618
Aggregate liabilities	(220,347)	(519,418)
Income (loss) for the period	(94,238)	(1,664,551)
The Company's ownership %	49.00%	42.34%
The Company's share of loss for the period	-	(687,979)

As at December 31, 2013, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2013	Turkish Co	IGC
Aggregate assets	$105,489	$5,977,484
Aggregate liabilities	(142,811)	(958,317)
Income (loss) for the year	11,247	(5,297,700)
The Company's ownership %	49.00%	40.96%
The Company's share of loss for the year	-	(2,093,823)

8. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At September 30, 2014 and December 31, 2013, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	September 30, 2014	December 31, 2013
Asia Pacific	Various	$81,124	$81,124
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Trab	78,587	78,587
United States	Jasper Canyon, Arizona	235,856	235,856
of America	Silver Bell, Arizona	471,711	471,711
	Superior West, Arizona	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095

Total		$3,031,368	$3,031,368

Changes during the Nine Month Period Ended September 30, 2014

In February 2014, the Company signed an exploration and option agreement with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, to acquire EMX’s Koonenberry exploration licenses in New South Wales, Australia. NQM will bear responsibility of satisfying all existing work commitments and honoring all underlying property agreements during the term of the Agreement. NQM has the option to earn a 100% interest in the EMX subsidiary that holds the licenses, with EMX retaining a 3% production royalty.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

8. EXPLORATION AND EVALUATION ASSETS (Continued)

Changes during the Nine Month Period Ended September 30, 2014 (Continued)

In May 2014, the Company signed an exploration and option to purchase agreement, through its wholly owned subsidiary Bronco Creek Exploration, for the Lomitas Negras porphyry copper project with Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. Kennecott can earn a 100% interest in the project by completing US$4,500,000 in exploration expenditures and paying escalating option payments totaling US$900,000 within five years after the date of the Agreement, after which EMX will retain a 2% net smelter return (“NSR”) royalty. After an initial drill program was completed, Kennecott relinquished its interest in the project, with the Company regaining 100% control.

In June 2014, the Company signed an exploration and option agreement through its wholly-owned subsidiary Bronco Creek Exploration, Inc., with Ely Gold and Minerals Inc. (“Ely Gold”) (TSX Venture: ELY) for EMX’s Cathedral Well gold project. Ely Gold can earn a 100% interest in the project by paying EMX a total of US $100,000 as follows: US $25,000 (received) upon execution of the agreement and US $75,000 over the next three years, after which EMX will retain a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty.

On July 25, 2014, Savant Explorations Ltd. gave notice of termination of the Exploration and Earn-in agreement for the Jasper Canyon property entered into in October 2013.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

8. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the nine month period ended September 30, 2014, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

			USA				Turkey			Asia Pacific
	Sweden		Desert Star									Other *	Total
		Vale		Other USA	Total	Akarca	Other	Total	Neavesville	Other	Total
			Resources
Administration Cost	$75,215	$437	$522	$94,350	$95,309	$2,880	$34,015	$36,895	$7,522	$4,938	$12,460	$100,381	$320,260
Assays	75	1,139	6,697	2,333	10,169	85	605	690	-	-	-	15,393	26,327
Drilling / Trenching	34,051	408,092	-	322,675	730,767	-	6,224	6,224	79,321	-	79,321	-	850,363
Logistics	36,657	351,364	14,300	75,181	440,845	12,411	56,836	69,247	18,192	39,111	57,303	16,697	620,749
Personnel	414,300	81,737	79,517	633,719	794,973	163,103	310,504	473,607	131,828	70,200	202,028	51,590	1,936,498
Property Cost	75,733	164	126,310	510,598	637,072	152,550	23,489	176,039	35,860	13,060	48,920	39,863	977,627
Professional Services	82,178	-	-	9,460	9,460	17,897	58,708	76,605	79,927	25,183	105,110	78,131	351,484
Share Based Payments	32,522	-	-	109,050	109,050	-	6,973	6,973	-	15,956	15,956	34,726	199,227
Technical Studies	51,207	8,577	20,450	6,351	35,378	111	19,466	19,577	17,030	6,435	23,465	216,868	346,495
Travel	54,089	-	-	9,904	9,904	-	3,957	3,957	21,969	11,352	33,321	19,772	121,043
Total Expenditures	856,027	851,510	247,796	1,773,621	2,872,927	349,037	520,777	869,814	391,649	186,235	577,884	573,421	5,750,073
Recoveries	-	(911,404)	(276,050)	(566,954)	(1,754,408)	-	-	-	-	-	-	-	(1,754,408)
Operator fees	-	(72,027)	(27,757)	(54,022)	(153,806)	-	-	-	-	-	-	-	(153,806)
Option Payments	-	-	-	-	-	-	(109,350)	(109,350)	-	-	-	-	(109,350)
Other Property Income	(203,695)	(9,145)	(1,268)	(54,708)	(65,121)	(349,037)	(29,341)	(378,378)	(27,664)	-	(27,664)	-	(674,858)
Total Recoveries	(203,695)	(992,576)	(305,075)	(675,684)	(1,973,335)	(349,037)	(138,691)	(487,728)	(27,664)	-	(27,664)	-	(2,692,422)
Net Expenditures	$652,332	$(141,066)	$(57,279)	$1,097,937	$899,592	$-	$382,086	$382,086	$363,985	$186,235	$550,220	$573,421	$3,057,651

* Significant components of “Other” exploration expenditures for the nine month period ended September 30, 2014 were Austria - $225,648; Haiti - $153,434; and Georgia -$117,349.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

8. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the nine month period ended September 30, 2013, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		Sweden				USA				Turkey			Asia Pacific
															Other *	Total
	Antofagasta	Other	Total	Vale	Geonovus	Alaska	Other USA	Total	Akarca	Other	Total	Koonenbury	Other	Total
Administration Cost	$62,367	$18,348	$80,715	$18,942	$182	$-	$80,788	$99,912	$63,873	$24,813	$88,686	$4,262	$5,157	$9,419	$136,746	$415,478
Assays	26,769	71	26,840	3,169	774	-	1,551	5,494	37,641	7,911	45,552	10,280	32	10,312	-	88,198
Drilling / Trenching	433,574	3,568	437,142	698,744	351,403	-	98,658	1,148,805	108,455	-	108,455			-	-	1,694,402
Logistics	58,192	42,490	100,682	528,597	19,787	-	41,604	589,988	57,374	88,424	145,798	28,944	14,394	43,338	105,463	985,269
Personnel	254,728	213,857	468,585	215,284	103,070	-	598,487	916,841	280,346	270,556	550,902	126,325	28,706	155,031	513,263	2,604,622
Property Cost	215,929	59,432	275,361	49,915	101,212	40,154	405,749	597,030	151,564	7,426	158,990	38,848	(4,457)	34,391	13,700	1,079,472
Professional Services	70,244	9,780	80,024	461	-	-	(34,932)	(34,471)	87,407	167,709	255,116	45,861	27,589	73,450	154,888	529,007
Share Based Payments	-	33,164	33,164	-	-	-	41,529	41,529	-	-	-		30,356	30,356	6,613	111,662
Technical Studies And
Consultants	2,316	1,625	3,941	20,854	36,265	15,906	63,055	136,080	72,091	16,884	88,975	7,441	28,266	35,707	138,994	403,697
Travel	52,357	34,870	87,227	206	44	-	20,265	20,515	-	23,619	23,619	13,178	11,500	24,678	39,573	195,612
Total Expenditures	1,176,476	417,205	1,593,681	1,536,172	612,737	56,060	1,316,754	3,521,723	858,751	607,342	1,466,093	275,139	141,543	416,682	1,109,240	8,107,419
Recoveries	(1,262,582)	-	(1,262,582)	(1,610,445)	(646,524)	-	(86,599)	(2,343,568)	-	(201,540)	(201,540)	-	(1,862)	(1,862)	(9,862)	(3,819,414)
Operator fees	(264,070)	-	(264,070)	(134,826)	(62,019)	-	-	(196,845)	-	-	-	-	-	-	-	(460,915)
Other Property Income	(17,659)	-	(17,659)	(32,167)	(290)	-	(185,534)	(217,991)	(696,985)	(17,836)	(714,821)	-	-	-	-	(950,471)
Total Recoveries	(1,544,311)	-	(1,544,311)	(1,777,438)	(708,833)	-	(272,133)	(2,758,404)	(696,985)	(219,376)	(916,361)	-	(1,862)	(1,862)	(9,862)	(5,230,800)
Net Expenditures	$(367,835)	$417,205	$49,370	$(241,266)	$(96,096)	$56,060	$1,044,621	$763,319	$161,766	$387,966	$549,732	$275,139	$139,681	$414,820	$1,099,378	$2,876,619

* Significant components of “Other” exploration expenditures for the nine months ended September 30, 2013 were Brazil - $541,865; Georgia - $132,629; Haiti - $247,607, and Austria - $131,371.

** During the nine month period ended September 30, 2013, the Company received from Dedeman Madencilik San.Vetic A.S. US$200,000 in advance royalty payments that were due August 7, 2011 and August 7, 2012.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

9. ROYALTY INTEREST

Changes in royalty interest for the nine month period ended September 30, 2014:

Balance, December 31, 2013	$35,063,725
Adjusted for:
Depletion	(1,016,943)
Cumulative translation adjustments	1,485,623
Balance, September 30, 2014	$35,532,405

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the nine month period ended September 30, 2014, $1,780,472 (2013 - $2,117,390) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets requires that the Company estimates the fair value less cost of disposal of these assets. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As at September 30, 2014 there were no circumstances to suggest that the carrying amounts of the non-current assets were impaired.

10. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that the Company has no decommissioning or restoration provisions related to the properties for the periods presented.

	September 30, 2014	December 31, 2013
Australia - various properties	$81,800	$57,881
Sweden - various properties	7,987	7,884
Turkey - various properties	259,599	238,356
U.S.A - various properties	463,659	466,773
Total	$813,045	$770,894

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

11. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Change in goodwill for the nine month period ended September 30, 2014:

Balance, December 31, 2013	$9,625,795
Adjusted for:
Cumulative translation adjustment	415,852
Balance, September 30, 2014	$10,041,647

12. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	September 30, 2014	December 31, 2013
U.S.A.	$302,486	$516,328
Sweden	-	212,225
Haiti	-	5,550
Total	$302,486	$734,103

13. CAPITAL STOCK

Authorized

As at September 30, 2014, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

For the nine month period ended September 30, 2014, the Company issued:

•	211,000 shares valued at $295,550 in lieu of cash remuneration to employees of the Company applied to commitment to issue shares.

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

13. CAPITAL STOCK (Continued)

Stock Options (continued)

During the nine month period ended September 30, 2014, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2013	3,995,700	$2.36
Granted	1,548,500	1.20
Cancelled and expired unexercised	(111,000)	1.62
Balance as at September 30, 2014	5,433,200	2.04
Number of options exercisable as at September 30, 2014	5,433,200	$2.04

The following table summarizes information about the stock options which were outstanding and exercisable at September 30, 2014:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
February 8, 2010	150,000	150,000	1.74	February 8, 2015
May 7, 2010	917,500	917,500	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	38,200	38,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
July 19, 2011	1,218,000	1,218,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	20,000	20,000	2.10	December 11, 2016
July 5, 2012	80,000	80,000	1.96	July 5, 2017
August 22, 2012	951,500	951,500	1.94	August 22, 2017
October 16, 2012	67,000	67,000	2.44	October 16, 2017
April 25, 2014	1,473,000	1,473,000	1.20	April 24, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019

Total	5,433,200	5,433,200

Share-based Payments

During the nine month period ended September 30, 2014, the Company recorded aggregate share-based payments of $1,158,898 (2013 - $584,618) as they relate to the fair value of stock options granted, fair value of performance bonus shares, and the accrual for the fair value of bonus shares granted.

	General and
	Administrative	Exploration
Nine months ended September 30, 2014	Expenses	Expenditures	Total

Commitment to issue bonus shares	$298,833	$24,741	$323,574
Fair value of stock options granted	660,838	174,486	835,324
	$959,671	$199,227	$1,158,898

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

13. CAPITAL STOCK (Continued)

Share-based Payments (continued)

	General and
	Administrative	Exploration
Nine months ended September 30, 2013	Expenses	Expenditures	Total

Commitment to issue bonus shares	$455,456	$111,662	$567,118
Shares issued as performance bonuses	17,500	-	17,500
	$472,956	$111,662	$584,618

The weighted average fair value of the stock options granted during the nine month period ended September 30, 2014 was $0.54 per stock option (2013 - $Nil per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Nine month period ended	Year ended
	September 30, 2014	December 31, 2013
Risk free interest rate	1.47%	0.00%
Expected life (years)	5	-
Expected volatility	51.75%	0.00%
Dividend yield	-	-

Warrants

During the nine month period ended September 30, 2014, there was no change in the warrants outstanding.

As at September 30, 2014, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price		Expiry Date
Private placement, March 12, 2010	1,919,633	$2.88		March 12, 2015
Private placement, November 8, 2010	6,200,000	4.50	(1)	November 8, 2015
Private placement, November 12, 2010	800,000	4.50	(2)	November 12, 2015
Finders warrants, November 8, 2010	255,900	4.50	(1)	November 8, 2015
Total	9,175,533

(1) $3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.
(2) $3.50 per share on or before November 12, 2011, and the price escalates $0.50 per year on the anniversary date.

14. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the nine months ended September 30, 2014	Salary or Fees	Payments	Total
Management	$659,531	$99,015	$758,546
Outside directors	127,381	7,370	134,751
Seabord Services Corp. *	209,400	-	209,400
Total	$996,312	$106,385	$1,102,697

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

14. RELATED PARTY TRANSACTIONS (Continued)

		Share-based
For the nine months ended September 30, 2013	Salary or Fees	Payments	Total
Management	$671,749	$336,685	$1,008,434
Outside directors	123,000	32,767	155,767
Seabord Services Corp. *	336,600	-	336,600
Total	$1,131,349	$369,452	$1,500,801

* Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities is $5,638 (December 31, 2013 - $2,599) owed to key management personnel and $28,960 (December 31, 2013 - $36,584) to other related parties.

15. SEGMENTED INFORMATION

The Company operates within the resource industry. At September 30, 2014 and December 31, 2013, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	September 30, 2014	December 31, 2013
Asia Pacific	$81,124	$81,124
Sweden	437,755	437,755
Turkey	232,547	232,547
U.S.A	2,279,942	2,279,942
Total	$3,031,368	$3,031,368

PROPERTY AND EQUIPMENT	September 30, 2014	December 31, 2013
Asia Pacific	$13,055	$110,769
Canada	5,043	15,280
Georgia	7,312	11,011
Haiti	9,922	12,574
Sweden	14,447	23,285
Turkey	35,461	67,373
U.S.A	715,638	945,122
Total	$800,878	$1,185,414

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion form a cash generating unit located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at September 30, 2014, the Company had working capital of $8,854,884 (December 31, 2013 - $14,217,999). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at September 30, 2014, there were no changes in the levels in comparison to December 31, 2013. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$7,142,142	$-	$-	$7,142,142
Restricted cash	199,294	-	-	199,294
Fair value through profit or loss
securities	965,430	-	-	965,430
Available for sale investments	546,190	-	-	546,190
Total	$8,853,056	$-	$-	$8,853,056

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams and recovery of exploration evaluation costs.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the September 30, 2014 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $151,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at September 30, 2014 is as follows:

Translated USD
Accounts	amount
Cash and cash equivalents	$2,219,025
Receivables	1,147,430
Accounts payable and accrued liabilities	(463,335)
Total	$2,903,120

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Nine Month Period Ended September 30, 2014

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Currency Risk (continued)

Based on the above net exposure as at September 30, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $290,000 in the Company’s pre-tax profit or loss.

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	September 30, 2014	December 31, 2013
Cash	$3,713,060	$3,519,309
Short-term deposits	3,429,082	9,163,760
Total	$7,142,142	$12,683,069

The significant non-cash investing and financing transactions during the nine month period ended September 30, 2014 included:

a.	Received 500,000 common shares of Pasinex Resources Limited valued at $25,000 or $0.05 per common share as consideration for the transfer and royalty interest on the Golcuk property in Turkey;

b.	Recorded a loss through accumulated other comprehensive income of $153,810 related to the fair value adjustments on AFS financial instruments;

c.	Issuance of 211,000 bonus shares valued at $295,550 applied to commitment to issue shares;

d.	Reclassification of $324,330 of restricted cash to cash and cash equivalents for joint venture partner advances expensed in the period; and

e.

Adjusted non-current assets and liabilities for $1,199,870 related to cumulative translation adjustments (“CTA”), of which $1,485,623 relates to CTA gain on royalty interest, $415,852 relates to CTA gain on goodwill, $482,604 relates to a CTA loss on deferred tax liability and $219,001 relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the nine month period ended September 30, 2013 included:

a.	Reclassification of $162,085 of share based payment reserve to share capital from the exercise of options;

b.	Issuance of 251,168 bonus shares valued at $515,283 applied to commitment to issue shares; and

c.	Received 500,000 common shares of Pasinex Resources Limited valued at $27,500 or $0.06 per common share as consideration for the transfer and royalty interest on the Golcuk property in Turkey.